

December 17, 2013

Via E-mail
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, California 93117

> **Re: Deckers Outdoor Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 12, 2013**
> **Response dated December 16, 2013**
> **File No. 0-22446**

Dear Mr. George:

We have reviewed your response letter dated December 16, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 19

1. We note your response to comment 2 in our letter dated December 2, 2013, along with the draft disclosure that you would have included in your most recent Form 10-Q. Please further expand this disclosure to explain to investors why management believes these targets are probable in addition to explaining what the performance targets are. As previously noted, your operating results for the nine months ended September 30, 2013, do not provide investors with an obvious explanation for management's conclusion that the performance targets are probable. Further, if the performance targets were changed from the previous year and are part or all of the cause for the conclusion that the performance targets are probable of being met, please disclose this fact. Please provide us with the expanded disclosure.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief